SWN
Southwestern Energy®

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

<u>SOUTHWESTERN ENERGY ANNOUNCES FIRST QUARTER 2020 RESULTS</u>
Pivoting investment to high-rate natural gas producing inventory, enabled by asset flexibility and operational agility

SPRING, Texas – April 30, 2020...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the first quarter ended March 31, 2020.

- *Completed semi-annual borrowing base redetermination and revolving credit facility commitment at $1.8 billion with no other changes in terms;*
- *Repurchased $80 million in senior notes at an average 36% discount;*
- *Received weighted average realized price (excluding transportation) of $2.56 per Mcfe, including $93 million settled hedging gains, a $0.47 per Mcfe benefit;*
- *Reported total production of 201 Bcfe, including 1.7 Bcf per day of gas and 83 MBbls per day of liquids;*
- *Reduced cost structure by a total of $60 million in 2020 across all expense categories, with additional savings measures in progress;*
- *Responding to current commodity price and COVID-19 demand impact:*
  - *Second quarter total production expected to be largely unaffected, with a higher percentage of production from natural gas due to improved well performance and ethane rejection; minimal condensate curtailments expected*
  - *Full year capital investment currently expected to be $860 million, use of earmarked proceeds will not exceed $300 million.*

"Again this quarter, the Company delivered operational and financial performance that exceeded expectations. These results, combined with ample liquidity, a long debt maturity runway, rigorous capital discipline and proactive risk management, demonstrate a strong foundation to navigate today's ever-changing environment. Given the Company's operational agility and portfolio flexibility, we have shifted capital investment to high-rate, high-value natural gas as fundamentals indicate support for higher prices going forward," said Bill Way, Southwestern Energy President and Chief Executive Officer.

"Clearly, current market conditions resulting from the COVID-19 pandemic can affect some of our operating and financial metrics. In response we are reducing capital, and we continue to find ways to mitigate the impacts. Throughout, we remain committed to protecting our balance sheet, returning to free cash flow and maximizing shareholder value," continued Way.

Financial Results
For the quarter ended March 31, 2020, Southwestern Energy recorded a net loss of $1.5 billion, or $2.86 per diluted share, which includes a $1.48 billion non-cash full cost ceiling test impairment, $408 million related to tax valuation allowance, a $246 million gain from unsettled derivatives and other one-time items. This compares to net income of $594 million, or $1.10 per diluted share in the first quarter of 2019. Adjusted net income,

which excludes the items noted above, was $56 million or $0.10 per diluted share, in the first quarter of 2020, compared to $145 million, or $0.27 per diluted share, for the prior year period. The decrease was primarily related to lower commodity prices compared to 2019, partially offset by a $93 million gain in settled derivatives in 2020 compared to a $10 million loss in 2019. Adjusted EBITDA (non-GAAP) was $206 million, net cash provided by operating activities was $160 million and net cash flow (non-GAAP) was $191 million.

FINANCIAL STATISTICS	For the three months ended March 31,	
(in millions)	2020	2019
Net income (loss)	$ (1,547)	$ 594
Adjusted net income (non-GAAP)	$ 56	$ 145
Diluted earnings (loss) per share	$ (2.86)	$ 1.10
Adjusted diluted earnings per share (non-GAAP)	$ 0.10	$ 0.27
Adjusted EBITDA (non-GAAP)	$ 206	$ 319
Net cash provided by operating activities	$ 160	$ 442
Net cash flow (non-GAAP)	$ 191	$ 309
Total capital investments [1]	$ 237	$ 325

(1) Capital investments includes increases of $8 million and $66 million for the three months ended March 31, 2020 and 2019, respectively, relating to the change in capital accruals between periods.

As indicated in the table below, first quarter 2020 weighted average realized price (including transportation) was $1.69 per Mcfe excluding the impact of derivatives. Including derivatives, weighted average realized price (including transportation) for the quarter was down 26% from $2.92 per Mcfe in 2019 to $2.16 per Mcfe in 2020, as settled derivative gains did not fully offset the 38% decrease in NYMEX Henry Hub.

During the first quarter, $93 million was realized from cash-settled hedging gains. At quarter end, the Company had hedges for 87% of its remaining natural gas production, 57% of its natural gas liquids (NGLs) production and approximately 100% of its oil production, all at prices well above current strip pricing for the remainder of 2020. As of March 31, 2020, the fair value of the hedge portfolio for the remainder of 2020 was $353 million. The Company's three-year rolling hedging program spans across a range of commodities including, natural gas, oil, ethane, propane and basis.

At quarter-end, the Company had total debt of $2.3 billion and a cash balance of $5 million, with a leverage ratio of 2.7x. During the first quarter of 2020, $80 million of senior notes were repurchased at a discount of 36%, with $2.15 billion of senior notes outstanding, including $210 million due before 2025.

As of March 31, 2020, Southwestern Energy had $149 million in revolver borrowings and $172 million in letters of credit. Subsequent to quarter end, the Company's borrowing base related to the revolving credit facility was set at $1.8 billion following a scheduled semi-annual redetermination. On a pro forma basis, the Company has approximately $1.3 billion in liquidity available under its revolving credit facility after adjusting for quarter-end borrowings and an additional $150 million in letters of credit issued subsequent to quarter-end.

Realized Prices		For the three months ended March 31,			
(includes transportation costs)					
			2020		2019
Natural Gas Price:					
NYMEX Henry Hub price *($/MMBtu)* [1]		$	1.95	$	3.15
Discount to NYMEX [2]			(0.42)		(0.20)
Realized gas price per Mcf, excluding derivatives		$	1.53	$	2.95
Gain (loss) on settled financial basis derivatives *($/Mcf)*			0.10		(0.03)
Gain (loss) on settled commodity derivatives *($/Mcf)*			0.31		(0.08)
Realized gas price per Mcf, including derivatives		$	1.94	$	2.84
Oil Price, per Bbl:					
WTI oil price *($/Bbl)*		$	46.17	$	54.90
Discount to WTI			(9.45)		(9.42)
Realized oil price, excluding derivatives		$	36.72	$	45.48
Realized oil price, including derivatives		$	45.97	$	47.82
NGL Price, per Bbl:					
Realized NGL price, excluding derivatives		$	8.16	$	14.45
Realized NGL price, including derivatives		$	10.78	$	15.05
Percentage of WTI, excluding derivatives			18 %		26 %
Total Weighted Average Realized Price:					
Excluding derivatives *($/Mcfe)*		$	1.69	$	2.98
Including derivatives *($/Mcfe)*		$	2.16	$	2.92

(1) Based on last day monthly futures settlement prices.

(2) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

Operational Results

Total production for the quarter ended March 31, 2020 was 201 Bcfe, of which 78% was natural gas, 18% NGLs and 4% oil. Capital investments totaled $237 million for the first quarter, with 38 wells drilled, 22 wells completed and 12 wells placed to sales.

	For the three months ended March 31,		
	2020		2019
Production			
Gas production *(Bcf)*	156		143
Oil production *(MBbls)*	1,399		854
NGL production *(MBbls)*	6,128		5,603
Total production *(Bcfe)*	201		182
Average unit costs per Mcfe			
Lease operating expenses	$ 0.96	$	0.90
General & administrative expenses [1]	$ 0.11	$	0.19
Taxes, other than income taxes	$ 0.07	$	0.10
Full cost pool amortization	$ 0.53	$	0.57

(1) Excludes $10 million and $3 million of restructuring charges (including severance) for the 2020 and 2019 periods, respectively.

Southwest Appalachia – In the first quarter, total production was 87 Bcfe, approximately half of which was liquids. The Company drilled 23 wells, completed 12 wells and placed seven wells to sales, four in the rich acreage and three in the super rich, with an average lateral length of 13,444 feet. The 3 super rich wells were online for at least 30 days and had an average 30-day rate of 11 MMcfe per day, including 68% liquids.

Part of the shift to high-rate natural gas producing wells will include increased development in the Company's rich acreage in West Virginia. A four-well pad placed to sales in the rich acreage mid-March exceeded expectations, with a combined peak production rate of approximately 170 MMcfe per day, a new Company record and a 20% improvement over the previous record. This represents a continuation of the performance improvement the Company has have seen in this area utilizing latest generation completion designs. A typical well in the rich acreage produces approximately 60% natural gas and 40% liquids, with a small contribution from condensate.

Northeast Appalachia – First quarter 2020 production was 114 Bcf. There were 15 wells drilled, 10 wells completed and five wells put to sales with an average lateral length of 8,874 feet. Four of the five wells were online for at least 30 days and had an average 30-day rate of 24 MMcf per day, a 60% increase compared to prior year quarter. This outperformance was driven by lateral length, completion design enhancement and well mix.

Division Results	For the three months ended March 31, 2020	
	Northeast	Southwest
Gas production *(Bcf)*	114	42
Liquids production		
Oil *(MBbls)*	—	1,395
NGL *(MBbls)*	—	6,127
Production *(Bcfe)*	114	87
Gross operated production March 2020 *(MMcfe/d)*	1,499	1,515
Net operated production March 2020 *(MMcfe/d)*	1,220	939
Capital investments *(in millions)*		
Drilling and completions, including workovers	$ 79	$ 110
Land acquisition and other	1	6
Capitalized interest and expense	6	30
Total capital investments	$ 86	$ 146
Gross operated well activity summary		
Drilled	15	23
Completed	10	12
Wells to sales	5	7
Average well cost on wells to sales *(in millions)*	$ 8.0	$ 11.1
Average lateral length *(in ft)*	8,874	13,444
Total weighted average realized price per Mcfe, excluding derivatives	$ 1.71	$ 1.66

Conference Call

Southwestern Energy will host a conference call and webcast on Friday, May 1, 2020 at 9:00 a.m. Central to discuss first quarter 2020 results. To participate, dial US toll-free 877-883-0383, or international 412-902-6506 and enter access code 6715011. The conference call will webcast live at http://ir.swn.com.

To listen to a replay of the call, dial 877-344-7529, International 412-317-0088, or Canada Toll Free 855-669-9658. Enter replay access code 10140146. The replay will be available until May 22, 2020.

About Southwestern Energy

Southwestern Energy Company is an independent energy company engaged in natural gas, natural gas liquids and oil exploration, development, production and marketing. For additional information, visit our website www.swn.com.

Investor Contact

Paige Penchas
Vice President, Investor Relations
(832) 796-4068
paige_penchas@swn.com

Forward Looking Statement

This news release contains forward-looking statements. Forward-looking statements relate to future events and anticipated results of operations, business strategies, and other aspects of our operations or operating results. In many cases you can identify forward-looking statements by terminology such as "anticipate," "intend," "plan," "project," "estimate," "continue," "potential," "should," "could," "may," "will," "objective," "guidance," "outlook," "effort," "expect," "believe," "predict," "budget," "projection," "goal," "forecast," "model," "target" or similar words. Statements may be forward looking even in the absence of these particular words. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, there can be no assurance that such expectation or belief will result or be achieved. The actual results of operations can and will be affected by a variety of risks and other matters including, but not limited to, changes in commodity prices (including geographic basis differentials); changes in expected levels of natural gas, natural gas liquids and oil reserves or production; impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; operating hazards, drilling risks, unsuccessful exploratory activities; natural disasters and epidemics; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; international monetary conditions; the risks related to the discontinuation of LIBOR and/ or other reference rates that may be introduced following the transition, including increased expenses and litigation and the effectiveness of interest rate hedge strategies; unexpected cost increases; potential liability for remedial actions under existing or future environmental regulations; failure or delay in obtaining necessary regulatory approvals; potential liability resulting from pending or future litigation; general domestic and international economic and political conditions, including the impact of COVID-19; the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government's debt limit; as well as changes in tax, environmental and other laws, including court rulings, applicable to our business. Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting our business generally as set forth in our filings with the Securities and Exchange Commission. Unless legally required, Southwestern Energy Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended March 31,	
(in millions, except share/per share amounts)	**2020**	2019
Operating Revenues:		
Gas sales	$ 248	$ 430
Oil sales	52	39
NGL sales	50	81
Marketing	239	438
Other	3	2
	592	990
Operating Costs and Expenses:		
Marketing purchases	248	441
Operating expenses	193	165
General and administrative expenses	26	37
Restructuring charges	10	3
Depreciation, depletion and amortization	113	112
Impairments	1,479	—
Taxes, other than income taxes	13	19
	2,082	777
Operating Income (Loss)	(1,490)	213
Interest Expense:		
Interest on debt	40	42
Other interest charges	2	1
Interest capitalized	(23)	(29)
	19	14
Gain (Loss) on Derivatives	339	(32)
Gain on Early Extinguishment of Debt	28	—
Other Income, Net	1	1
Income (Loss) Before Income Taxes	(1,141)	168
Provision (Benefit) for Income Taxes		
Current	(2)	—
Deferred	408	(426)
	406	(426)
Net Income (Loss)	$ (1,547)	$ 594
Earnings (Loss) Per Common Share		
Basic	$ (2.86)	$ 1.10
Diluted	$ (2.86)	$ 1.10
Weighted Average Common Shares Outstanding:		
Basic	540,308,491	539,721,751
Diluted	540,308,491	541,320,487

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2020		December 31, 2019	
ASSETS	*(in millions)*			
Current assets:				
Cash and cash equivalents	$	5	$	5
Accounts receivable, net		292		345
Derivative assets		627		278
Other current assets		48		51
Total current assets		972		679
Natural gas and oil properties, using the full cost method, including $1,437 million as of March 31, 2020 and $1,506 million as of December 31, 2019 excluded from amortization		25,488		25,250
Other		523		520
Less: Accumulated depreciation, depletion and amortization		(22,095)		(20,503)
Total property and equipment, net		3,916		5,267
Operating lease assets		152		159
Deferred tax assets		—		407
Other long-term assets		235		205
Total long-term assets		387		771
TOTAL ASSETS	$	5,275	$	6,717
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	465	$	525
Taxes payable		52		59
Interest payable		54		51
Derivative liabilities		268		125
Current operating lease liabilities		32		34
Other current liabilities		43		54
Total current liabilities		914		848
Long-term debt		2,279		2,242
Long-term operating lease liabilities		114		119
Pension and other postretirement liabilities		40		43
Other long-term liabilities		227		219
Total long-term liabilities		2,660		2,623
Commitments and contingencies				
Equity:				
Common stock, $0.01 par value; 1,250,000,000 shares authorized; issued 586,023,435 shares as of March 31, 2020 and 585,555,923 shares as of December 31, 2019		6		6
Additional paid-in capital		4,728		4,726
Accumulated deficit		(2,798)		(1,251)
Accumulated other comprehensive loss		(33)		(33)
Common stock in treasury, 44,353,224 shares as of March 31, 2020 and December 31, 2019		(202)		(202)
Total equity		1,701		3,246
TOTAL LIABILITIES AND EQUITY	$	5,275	$	6,717

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three months ended March 31,	
(in millions)	**2020**	2019
Cash Flows From Operating Activities:		
Net income (loss)	$ **(1,547)**	$ 594
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation, depletion and amortization	**113**	112
Amortization of debt issuance costs	**1**	1
Impairments	**1,479**	—
Deferred income taxes	**408**	(426)
(Gain) loss on derivatives, unsettled	**(246)**	22
Stock-based compensation	**1**	2
Gain on early extinguishment of debt	**(28)**	—
Other	**—**	1
Change in assets and liabilities:		
Accounts receivable	**53**	189
Accounts payable	**(86)**	(48)
Taxes payable	**(6)**	4
Interest payable	**1**	2
Inventories	**8**	5
Other assets and liabilities	**9**	(16)
Net cash provided by operating activities	**160**	442
Cash Flows From Investing Activities:		
Capital investments	**(228)**	(258)
Net cash used in investing activities	**(228)**	(258)
Cash Flows From Financing Activities:		
Payments on long-term debt	**(52)**	—
Payments on revolving credit facility	**(500)**	—
Borrowings under revolving credit facility	**615**	—
Change in bank drafts outstanding	**5**	3
Purchase of treasury stock	**—**	(21)
Cash paid for tax withholding	**—**	(1)
Net cash provided by (used in) financing activities	**68**	(19)
Increase in cash and cash equivalents	**—**	165
Cash and cash equivalents at beginning of year	**5**	201
Cash and cash equivalents at end of period	$ **5**	$ 366

Hedging Summary

A detailed breakdown of derivative financial instruments and financial basis positions as of March 31, 2020, including the remainder of 2020 and excluding those positions that settled in the first quarter, is shown below. Please refer to the Company's quarterly report on Form 10-Q to be filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

	Volume (Bcf)	Swaps		Sold Puts		Purchased Puts		Sold Calls	
Natural gas									
2020									
Fixed price swaps	279	$	2.50	$	—	$	—	$	—
Two-way costless collars	23		—		—		2.50		2.79
Three-way costless collars	136		—		2.08		2.42		2.70
Total	438								
2021									
Fixed price swaps	36	$	2.53	$	—	$	—	$	—
Two-way costless collars	29		—		—		2.28		2.77
Three-way costless collars	265		—		2.18		2.49		2.84
Total	330								
2022									
Two-way costless collars	29	$	—	$	—	$	2.10	$	2.83
Three-way costless collars	91		—		2.10		2.46		2.86
Total	120								
2023									
Three-way costless collars	2	$	—	$	2.15	$	2.55	$	3.35

Weighted Average Price per MMBtu

| | Volume | | Weighted Average Price per Bbl | | | |
			Swaps	Sold Puts	Purchased Puts	Sold Calls
Oil	(MBbls)					
2020						
Fixed price swaps [(1)]	2,442	$	57.75	$ —	$ —	$ —
Two-way costless collars	731		—	—	56.88	59.81
Three-way costless collars	1,210		—	43.94	53.17	58.05
Total	4,383					
2021						
Fixed price swaps	2,328	$	53.72	$ —	$ —	$ —
Three-way costless collars	1,445		—	43.52	53.25	58.14
Total	3,773					
2022						
Fixed price swaps	438	$	51.74	$ —	$ —	$ —
Three-way costless collars	666		—	42.50	53.20	58.00
Total	1,104					
Ethane						
2020						
Fixed price swaps	6,952	$	8.59	$ —	$ —	$ —
2021						
Fixed price swaps	3,017	$	7.40	$ —	$ —	$ —
Propane						
2020						
Fixed price swaps	4,049	$	23.06	$ —	$ —	$ —
Two-way costless collars	275		—	—	25.20	29.40
Total	4,324					
2021						
Fixed price swaps	2,460	$	21.77	$ —	$ —	$ —

(1) Includes 186 MBbls of purchased fixed price oil swaps at $57.46 per barrel and 2,628 MBbls of sold fixed price swaps at $57.73 per barrel.

Natural gas financial basis positions	Volume	Basis Differential
	(Bcf)	($/MMBtu)
2020		
Dominion South	105	$ (0.51)
TCO	37	$ (0.43)
TETCO M3	57	$ (0.32)
Total	199	$ (0.44)
2021		
Dominion South	68	$ (0.47)
TCO	4	$ (0.31)
TETCO M3	31	$ 0.98
Total	103	$ (0.03)
2022		
Dominion South	58	$ (0.52)
TETCO M3	30	$ (0.41)
Total	88	$ (0.48)

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are net debt, adjusted net income, adjusted diluted earnings per share and adjusted EBITDA, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

	3 Months Ended March 31,	
	2020	2019
Adjusted net income:	*(in millions)*	
Net income (loss)	**$ (1,547)**	$ 594
Add back (deduct):		
Restructuring charges	**10**	3
Impairments	**1,479**	—
Gain on sale of assets, net	**—**	(2)
(Gain) loss on certain derivatives	**(246)**	22
Gain on early extinguishment of debt	**(28)**	—
Adjustments due to discrete tax items [1]	**674**	(466)
Tax impact on adjustments	**(286)**	(6)
Adjusted net income	**$ 56**	$ 145

(1) 2020 primarily relates to the recognition of a valuation allowance. 2019 primarily relates to the release of the valuation allowance. The Company expects its 2020 income tax rate to be 23.5% before the impacts of any valuation allowance.

		3 Months Ended March 31,		
		2020		2019
Adjusted diluted earnings per share:				
Diluted earnings (loss) per share	$	**(2.86)**	$	1.10
Add back (deduct):				
Restructuring charges		**0.02**		0.00
Impairments		**2.73**		—
Gain on sale of assets, net		**—**		(0.00)
(Gain) loss on certain derivatives		**(0.46)**		0.04
Gain on early extinguishment of debt		**(0.05)**		—
Adjustments due to discrete tax items [(1)]		**1.25**		(0.86)
Tax impact on adjustments		**(0.53)**		(0.01)
Adjusted diluted earnings per share	$	**0.10**	$	0.27

(1) 2020 primarily relates to the recognition of a valuation allowance. 2019 primarily relates to the release of the valuation allowance. The Company expects its 2020 income tax rate to be 23.5% before the impacts of any valuation allowance.

		3 Months Ended March 31,		
		2020		2019
Net cash flow:		*(in millions)*		
Net cash provided by operating activities	$	**160**	$	442
Add back (deduct):				
Changes in operating assets and liabilities		**21**		(136)
Restructuring charges		**10**		3
Net cash flow	$	**191**	$	309

		3 Months Ended March 31,		
		2020		2019
Adjusted EBITDA:		*(in millions)*		
Net income (loss)	$	**(1,547)**	$	594
Add back (deduct):				
Interest expense		**19**		14
Income tax expense (benefit)		**406**		(426)
Depreciation, depletion and amortization		**113**		112
Restructuring charges		**10**		3
Impairments		**1,479**		—
Gain on sale of assets, net		**—**		(2)
(Gain) loss on certain derivatives		**(246)**		22
Gain on early extinguishment of debt		**(28)**		—
Stock-based compensation expense		**1**		2
Other		**(1)**		—
Adjusted EBITDA	$	**206**	$	319

	March 31, 2020
Net debt:	*(in millions)*
Total debt: [1]	$ 2,297
Subtract:	
Cash and cash equivalents	(5)
Net debt	$ 2,292

(1)   Does not include $19 million of unamortized debt discount and issuance expense.

	March 31, 2020
Net debt to Adjusted EBITDA:	*(in millions)*
Net debt:	$ 2,292
Adjusted EBITDA [1]	$ 860
Net debt to Adjusted EBITDA	2.7x

(1)   Includes Adjusted EBITDA of $860 million for the twelve months ended March 31, 2020.